(m)(2)(i)

May 1, 2014

Voya Variable Funds

7337 East Doubletree Ranch Road

Suite 100

Scottsdale, Arizona 85258

Re:	Reduction in Fee Payable under the ING Variable Funds (now known as Voya Variable Funds) Amended and Restated Shareholder Service and Distribution Plan

Ladies and Gentlemen:

Voya Investments Distributor, LLC ( “VID”) hereby waives a portion of the distribution fee payable to VID for Voya Growth and Income Portfolio (the “Portfolio”), a series of Voya Variable Funds (“VVF”), pursuant to the ING Variable Funds (now known as Voya Variable Funds) Amended and Restated Shareholder Service and Distribution Plan for Class A Shares (the “Distribution Plan”) in an amount equal to 0.05% per annum on the average daily net assets attributable to Class A Shares of the Portfolio as if the distribution fee specified in the Distribution Plan were 0.20%. By this letter, we agree to waive this amount for a period May 1, 2014 through May 1, 2015.

Notwithstanding the foregoing, termination or modification of this letter requires approval by the Board of Trustees of VVF.

Please indicate your agreement to this reduction in fee by executing below in the place indicated.

Sincerely,

By:	/s/ Michael J. Roland
Michael J. Roland
Executive Vice President

Agreed and Accepted:

Voya Variable Funds

By:	/s/ Kimberly A. Anderson
Kimberly A. Anderson
Senior Vice President

7337 E. Doubletree Ranch Rd. Suite 100 Scottsdale, AZ 85258-2034	Tel: 480-477-3000 Fax: 480-477-2744 www.voyainvestments.com	Voya Investments Distributor, LLC